SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Correction Disclosure (KT Capital Co.)

Date of Correction: February 28, 2014

1. Disclosure in reference to the correction	Decision for Split off and Merger (Report on Material Matters of Subsidiary)

2. Date of Disclosure filing in reference to the correction	August 9, 2013

3. Reason for correction	Changes in internal schedules

4. Matters to be corrected:

Items to be corrected	Before correction	After correction

3. Details related to the Merger D. Details on Capital Decrease • Date of new shares delivery	2014/03/11	2014/03/19

6. Record date of Split off and merger	2014/03/01	2014/03/13

11. Additional Information to Consider in Making an Investment Decision E. Other Schedules of Merger • Record date of the merger	2014/03/01	2014/03/13

11. Additional Information to Consider in Making an Investment Decision

E. Other Schedules of Merger

•    Date of resolution by the Board of Directors in lieu of a general shareholders’ meeting : October 27, 2013

	2014/03/06	2014/03/18

11. Additional Information to Consider in Making an Investment Decision E. Other Schedules of Merger • Announcement of Completion of Spilt off and Merger	2014/03/07	2014/03/19

11. Additional Information to Consider in Making an Investment Decision E. Other Schedules of Merger • Date of registration of Spilt off and Merger	2014/03/11	2014/03/19

Decision for Split off and Merger (Report on Material Matters of Subsidiary)

Report on Materials Matters of KT Capital, a subsidiary company of KT Corporation

1. Method of Merger			KT Capital Co. (“KT Capital”) to split off its investment business to be merged into KT Corporation

2. Purpose of Merger			• To increase shareholder value by strengthening the synergy between telecommunication and finance operations within the KT Group • KT Capital to focus on credit financing business

3. Details related to the Merger

A. Assets and businesses to be transferred as a result of the Merger

A. Business to be transferred as a result of Split off and Merger

•    Investment business division of KT Capital

B. Value of assets to be transferred

•    BC Card common shares : 3,059,560 shares

•    Assets: KRW 554.7 billion (comprising of Liabilities: KRW 413.8 billion / Equity: KRW 140.9 billion)

C. Business and responsibilities to be transferred

•    According to ‘B. Value of assets to be transferred’, all assets and liabilities relating to the investment business division of KT Capital will be transferred to KT Corporation.

B. Surviving Company after the Split off	Name of the Company		KT Capital Co.
	Financial status after the split off (KRW million)	Total assets	2,174,640	Total liabilities	1,934,025
		Total Shareholders’ equity	240,615	Capital Stock	138,277
			2014/03/31
	Revenue of surviving business division (KRW million)		221,694
	Main Business		Commercial leasing, installment financing, financing related to innovative technology

C. Newly Established Company after the Split off	Name of the Company		—
	Financial Details at the time of Establishment (KRW million)	Total assets	—	Total liabilities	—
		Total shareholders’ equity	—	Capital Stock	—
	Financial performance of the new business division (KRW million)		—
	Main Business		—
D. Details on Capital Decrease	Capital decrease ratio (%)		36.9%
	Duration of period for submitting old shares	Start date	2014/01/28
		Close date	2014/02/28
	Date of new shares delivery		2014/03/19

4. Detail on the merger
A. Company to be merged into	Name of the Company		KT Corporation
	Main Business		Telecommunications
	Relationship with the company		Major Shareholder
	Financial Performance of recent fiscal year (KRW million)	Total assets	26,508,776	Capital Stock	1,564,499
		Total liabilities	14,637,581	Revenue	18,863,237
		Total shareholders’ equity	11,871,195	Net Income	719,352

B. Specification and the number of new shares		Common shares	—
		Other shares	—

C. Newly Established Company after Merger	Name of the Company		—
	Capital Stock (KRW)		—
	Main Business		—

5. Split off and Merger ratio

A. Split off and Merger Ratio

KT Corporation : KT Capital = 1 : 0.1371634

B. Basis for split off and merger ratio calculation

KT Corporation and KT Capital have prepared value and the merger ratio of registered common stock, pursuant to Article 176-5 of “the Enforcement Decree of the Financial Investment Services and Capital Market Act”, and Article 5-13 of “Regulations on Stock Issuance and Disclosure” and Article 4 & 8 of the “The Detailed Enforcement Regulations of the Provisions on Stock Issuance and Disclosures”. The merger ratio was then multiplied by the split off ratio of investment business division of KT Capital to calculate the split off and merger ratio. (displayed to the 7th decimal point)

Split off and merger ratio = Split off ratio (0.3692628) × Merger ratio (0.3714520) = 0.1371634

6. Record date of Split off and merger		2014/03/13

7. Duration of period for submitting objection by creditors	Start Date	2014/01/28
	Close Date	2014/02/28
8. Details on Appraisal Rights of Dissenting Shareholders		This merger qualifies as a Simplified Merger according to the Korean Commercial Act. Therefore, appraisal rights of dissenting shareholders are not recognized.

9. Date of resolution by shareholders		—

10. Date of Resolution by Board of Directors		2013/08/08
• Attendance of Outside Directors	Present	1
	Absent	—

• Attendance of Auditors (Auditors who are not Outside Directors)		Present

11. Additional Information to Consider in Making an Investment Decision

A.  The investment business division of KT Capital Co., will be merged as a Simplified Merger by the consent of all of its shareholders pursuant to Article 527-2 of the Korean Commercial Act; and as such, the dissenting shareholders’ appraisal rights are not recognized.

B.  The agreement for the merger may be terminated if the completion of the merger becomes impossible or is considered illegal as a result of changes to the related regulations or statues by the government.

C.  The Schedule of Merger is subject to change according to the registration process and negotiations with the related parties.

D.  KT Corporation, the major shareholder of investment division of KT Capital Co., will not receive any compensation for the merger. However, KT Hitel will receive 986,787 treasury shares of KT Corporation.

E.  Other Schedules of Merger

•     Date of resolution by the Board of Directors : August 8, 2013

•     Date of split off and merger agreement : August 13, 2013

•     Date of resolution by the Board of Directors in lieu of a general shareholders’ meeting : January 27, 2014

•     Duration of notification of submitting objections by creditors : January 28, 2014 ~ February 28, 2014

•     Record date of the merger : March 13, 2014

•     Date of resolution of Board of Directors in lieu of Split off and Merger Completion Meeting : March 18, 2014

•     Announcement of Completion of Spilt off and Merger : March 19, 2014

•     Date of registration of Spilt off and Merger : March 19, 2014

☐ Reference	Capital Market Act

[Details of the Subsidiary Company]

Name of the Company	KT Capital Co.

• CEO	Mr. Byung Ho Nam

• Main Business	Commercial leasing, installment financing, financing relating to innovative technology

• Conformity to be considered major subsidiary company	Conform

Total Assets (KRW)	2,860,327,020,368

Total Consolidated Assets of Controlling Company (KRW)	34,479,498,079,271

Percentage of the Subsidiary’s assets in proportion to the Consolidated Asset of Controlling Company (%)	8.3%

Applicability of Controlling Company to be considered as a Large Company	Applicable